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                          [AETERNA LABORATORIES LOGO]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

          NEW APPOINTMENTS TO AETERNA MANAGEMENT AND BOARD OF DIRECTORS

           New Appointments also to AEterna Scientific Advisory Board and to Atrium Board of Directors

QUEBEC CITY, QUEBEC, APRIL 10, 2002 - Dr. Eric Dupont, Chairman and Chief Executive Officer of AEterna Laboratories Inc. (TSE: AEL; Nasdaq: AELA), today announced the appointment of Mr. Gilles Gagnon as President of the company. In addition to assuming his new functions, Mr. Gagnon will continue as Chief Operating Officer and will also be a member of AEterna's Board of Directors.

Dr. Dupont also announced that Dr. Claude Hariton, AEterna's Vice President, Clinical and Regulatory Affairs, has been appointed Chief Medical Officer (C.M.O.) of AEterna Laboratories.

"The company has reached a level of maturity where I can now delegate a number of tasks to other management members," said Dr. Dupont. "Gilles Gagnon is a seasoned executive with the experience and expertise needed to ensure smooth functioning of the company's business, while simultaneously continuing to maintain relations with present and future pharmaceutical partners. Under
Dr. Hariton's management, our clinical trials have been established at an international level, and our product, Neovastat, has entered the final phase of its clinical development. Henceforth, Dr. Hariton will oversee the management of our future clinical projects," stated Dr. Dupont. "While still assuming my role as both Chairman and Chief Executive Officer of AEterna, this new corporate structure will enable me to invest all my energy in our acquisition plan that will turn AEterna into a powerhouse in the development of multiple innovative cancer therapies, at the international level."

APPOINTMENT TO AETERNA SCIENTIFIC ADVISORY BOARD

Finally, Dr. Dupont announced the appointment of Lee S. Rosen, M.D., as a member of AEterna's Scientific Advisory Board. Dr. Rosen is an assistant professor in the Division of Hematology-Oncology, Department of Medicine at the University of California, Los Angeles (UCLA). He is also the Director of the Novel Therapeutics Cancer Program at UCLA's Jonsson Comprehensive Cancer Center. "Thanks to his expertise, Dr. Rosen will be a valuable addition to the team," explained Dr. Dupont. "I am convinced that, together with the other international clinical experts on the Scientific Advisory Board, he will contribute to the attainment of our development objectives in oncology."

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ATRIUM BIOTECHNOLOGIES ELECTS NEW BOARD MEMBER

Dr. Pierre Laurin, Chairman of the Board of Atrium Biotechnologies, today announced the election of Mr. Alain Bouchard as a member of Atrium's Board of Directors. Mr. Bouchard is currently Chairman of the Board, President and Chief Executive Officer of Alimentation Couche-Tard.

"We are proud to welcome Mr. Bouchard, an entrepreneur of vision and experience, to our board. He deserves a lot of credit for the current success of Alimentation Couche-Tard," declared Dr. Laurin. "The acquisition of the French company Unipex, last July, was only the first step in Atrium's growth strategy, which revolves around acquisitions. With his vast business experience, Mr. Bouchard will undoubtedly play an important role as our company continues to expand in the world marketplace."

GILLES GAGNON, MSc., M.B.A.

Mr. Gagnon holds Masters degrees in Pharmacology (M.Sc.) and Business Administration (M.B.A.) from the Universite de Sherbrooke. He has worked for the past 20 years in healthcare-related organizations where he held several senior executive positions in the hospital environment and in the pharmaceutical industry. Prior to joining AEterna in 1999, Mr. Gagnon was Vice President, External Affairs for Novartis Pharma Canada Inc.

CLAUDE A. HARITON, Ph.D.

Dr. Hariton received his Ph.D. in Neurosciences in France. He also graduated in Pharmacology and in Human Biology. He was awarded Fellow from the French Medical Research Foundation and conducted postdoctoral researches at the Neurochemistry Center in Strasbourg, and at the French National Medical Research Institute in Paris. He is also coauthor of approximately 80 scientific articles and papers.

Over the past 15 years, Dr. Hariton has held several senior management positions within pharmaceutical companies including A.H. Robbins, American Home Products and Ciba Vision Ophthalmics. Before joining AEterna Laboratories, Dr. Hariton was Director of Neurological Therapies and Clinical and Regulatory Affairs at Novartis Pharma's head office in Switzerland. He joined AEterna Laboratories in 1999, as Vice President, Regulatory Affairs.

LEE S. ROSEN, M.D.

Dr. Rosen is an assistant professor in the Division of Hematology-Oncology, Department of Medicine at the University of California, Los Angeles (UCLA). He is also the Director of the Novel Therapeutics Cancer Program at UCLA's Jonsson Comprehensive Cancer Center. The principal investigator of many clinical trials, Dr. Rosen is involved in translational projects with angiogenesis inhibitors, signal transduction inhibitors and new drug combinations.

Dr. Rosen received a Masters in Public Policy from Harvard's John F. Kennedy School of Government, and his M.D. from Baylor College of Medicine in Houston, Texas.

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ALAIN BOUCHARD

Mr. Bouchard is Chairman of the Board, President and Chief Executive Officer of Alimentation Couche-Tard Inc. and founder of the commercial enterprises which became Alimentation Couche-Tard. This company, specialized in the multiservice store sector, started its operations in 1980 with the opening of its first store. Shares of Alimentation Couche-Tard started trading on the Montreal Stock Echange (ME) in 1986. Some 13,000 employees work at its head-office and throughout its entire network of over 1,900 multiservice stores with annual sales in excess of $2.4 billion.

He is a member of the Boards of Directors of Quebecor Inc. and Rona Inc.

ABOUT ATRIUM BIOTECHNOLOGIES INC.

Atrium Biotechnologies is a subsidiary company 64% owned by AEterna Laboratories Inc. It is a leading company specializing in the development and marketing of innovative ingredients in the fields of cosmetics, nutrition, fine chemical and pharmaceuticals.

Other shareholders include the Societe generale de financement, which, through SGF Soquia, holds 24%, and the Fonds de solidarite FTQ, which holds 12%.

ABOUT AETERNA

AEterna Laboratories Inc. is a Canadian biopharmaceutical company, and is one of the world leaders in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III pivotal clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

                                      -30 -

CANADA
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